UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/C
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Alcan, Inc.
(Name of Subject Company (Issuer))

Rio Tinto plc
(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

013716105
(CUSIP Number of Class of Securities)

Anette V Lawless
Rio Tinto plc
6 St James's Square
London SW1Y 4LD
United Kingdom
Tel: 011 44 20 7930 2399
with a copy to
Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*
Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Field:
☒
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Exhibit	Description
99.(a)(1)	Press release announcing the offer, dated July 12, 2007
99.(a)(2)	Presentation to analysts, dated July 12, 2007
99.(a)(3)	Employee communication by Rio Tinto plc regarding the offer, dated July 12, 2007
99.(a)(4)	Key messages for employee briefing, dated July 12, 2007
99.(a)(5)	Employee Q&A, dated July 12, 2007
99.(a)(6)	Internet communication regarding key facts of offer, dated July 12, 2007